

Mail Stop 4631

August 13, 2009

By U.S. Mail

Michael B. Clauer
Executive Vice President and Chief Financial Officer
BWAY Holding Company
8607 Roberts Drive, Suite 250
Atlanta, GA 30350

Re: BWAY Holding Company
Registration Statement on Form S-3
Filed August 5, 2009
File No. 333-161070

Dear Mr. Clauer:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.　　We note that you are proposing to register the resale of up to 12,071,218 shares of your common stock on behalf of Kelso Investment Associates VI, L.P., KEP VI, LLC, Warren J. Hayford and Magnetite Asset Investors III L.L.C. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling stock holders, we believe this transaction might be a primary offering. Please provide us with your analysis as to why this offering is a secondary offering under Rule 415(a)(1)(i) and not an indirect primary offering under Rule 415(a)(1)(x) for which the selling stock holders should be identified as underwriters. In your analysis, you may wish to address the following factors: (a) how long the selling stock holders have held the securities, (b) the circumstances under which they received them, (c) their relationship to you, (d) the amount of securities involved, (e) whether the selling stock holders are in the business of underwriting securities, and finally, (f) whether under all the circumstances it appears that the selling stock holders are acting as a conduit for you. Please refer to Question 612.09 of the Division's Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Selling Stockholders, page 9

2.   Please disclose how the selling stockholders acquired the securities they may offer and sell pursuant to the registration statement. The background of the issuances to the selling stockholders and the nature of the arrangements, agreements, and relationships with the company does not appear to be complete and should include, for each selling stockholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the security holders, and the private placement agent, if any. Please present this information in a concise and easy-to-understand fashion and provide us with clearly labeled courtesy copies of the underlying documents that govern the rights of the security holders as they relate to the resale offering.

3.   Please disclose any position, office or other material relationship that any selling stock holder has had within the past three years with you or any of your predecessors or affiliates. Please refer to Item 507 of Regulation S-K.

4.   With regard to Kelso Investment Associates VI, L.P., KEP VI, LLC, and Magnetite Asset Investors III L.L.C., please tell us whether any of these selling stockholders are registered broker-dealers or affiliates of a registered broker dealer. Please be advised that all selling stockholders who are registered broker dealers or affiliates of broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of registered broker-dealers, please disclose whether (a) the selling stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to provide this disclosure on behalf of the selling stock holders please identify the selling stockholder as an underwriter.

5.   Please identify by name the natural persons who exercise voting or investment control or both with respect to Magnetite Asset Investors III L.L.C. Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website. We also note that there is no endnote (3) to the selling stock holder table corresponding to Magnetite Asset Investors III L.L.C. Please revise the endnotes to the table accordingly.

Plan of Distribution, page 10

6.   Please disclose that the selling stock holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with any sales covered by the registration statement. You should modify this disclosure to the extent any of the selling stock holders are underwriters.

Part II

Item 17. Undertakings, page II-2

7.   Please tell us why you have included the undertaking set forth in Item 512(i) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Steven Slutzky, Esq. (Via Facsimile 212-909-7036)